SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

ZoomInfo Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98980F104

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980F104

1	NAMES OF REPORTING PERSONS Schuck Henry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,998,494 (1)
	6	SHARED VOTING POWER 13,377,329 (2)
	7	SOLE DISPOSITIVE POWER 17,998,494 (1)
	8	SHARED DISPOSITIVE POWER 13,377,329 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,375,823
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 14,083,994 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ZoomInfo Technologies Inc. (the “Issuer”) held directly by Henry Schuck, (ii) 204,007 shares of Common Stock subject to outstanding restricted stock awards, (iii) 2,224,330 shares of Common Stock held directly by HSKB Funds, LLC, (iv) 1,082,119 shares of Common Stock held directly by HSKB Funds II, LLC and (v) 404,044 shares of Common Stock held by a grantor trust. HSKB Funds, LLC and HSKB Funds II, LLC are managed by HLS Management, LLC. Henry Schuck is the sole member of HLS Management, LLC. Henry Schuck only has an economic interest in 1,848,514 shares of Common Stock held by HSKB and no economic interest in shares of Common Stock held by HSKB II.

(2)	Consists of shares of Common Stock held directly by DO Holdings (WA), LLC (“DO Holdings”). DO Holdings is substantially owned by Henry Schuck and Kirk Norman Brown.
(3)

Calculated based on 403,657,009 shares of Common Stock outstanding as of October 21, 2022, as reported in the 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission by the issuer on November 1, 2022 (the “Third Quarter 10-Q”).

CUSIP No. 98980F104

1	NAMES OF REPORTING PERSONS DO Holdings (WA), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,377,329 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,377,329 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,377,329 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	DO Holdings is substantially owned by Henry Schuck and Kirk Norman Brown.
(2)	Calculated based on 403,657,009 shares of Common Stock outstanding as of October 21, 2022, as reported in the Third Quarter 10-Q.

CUSIP No. 98980F104

1	NAMES OF REPORTING PERSONS Brown Kirk Norman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,616,614
	6	SHARED VOTING POWER 13,377,329 (1)
	7	SOLE DISPOSITIVE POWER 7,616,614
	8	SHARED DISPOSITIVE POWER 13,377,329 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,993,943
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of shares of Common Stock held directly by DO Holdings. DO Holdings is substantially owned by Henry Schuck and Kirk Norman Brown.
(2)	Calculated based on 403,657,009 shares of Common Stock outstanding as of October 21, 2022, as reported in the Third Quarter 10-Q.

ITEM 1. (a)	NAME OF ISSUER:

ZoomInfo Technologies, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

805 Broadway Street, Suite 900, Vancouver, WA 98660

ITEM 2. (a)	NAME OF PERSON FILING:

This statement is filed by Henry Schuck, DO Holdings and Kirk Norman Brown (together the “Reporting Persons”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For Mr. Schuck, 805 Broadway Street, Suite 900, Vancouver, WA 98660

For DO Holdings, 805 Broadway Street, Suite 900, Vancouver, WA 98660

For Mr. Brown, c/o Wildwood Law Group, 3915 NE 15th Ave, #362, Portland, OR 97212

(c)	CITIZENSHIP:

For Mr. Schuck, United States of America

DO Holdings is a Washington limited liability company.

For Mr. Brown, United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

See cover page

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned:
Henry Schuck	31,375,823
DO Holdings	13,377,329
Kirk Norman Brown	20,993,943
(b) Percent of class:
Henry Schuck	7.8%
DO Holdings	3.3%
Kirk Norman Brown	5.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Henry Schuck	17,998,494
DO Holdings	0
Kirk Norman Brown	7,616,614
(ii) Shared power to vote or to direct the vote
Henry Schuck	13,377,329
DO Holdings	13,377,329
Kirk Norman Brown	13,377,329
(iii) Sole power to dispose or to direct the disposition of
Henry Schuck	17,998,494
DO Holdings	0
Kirk Norman Brown	7,616,614
(iv) Shared power to dispose or to direct the disposition of
Henry Schuck	13,377,329
DO Holdings	13,377,329
Kirk Norman Brown	13,377,329

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

DO Holdings is a party to that certain (i) Stockholders Agreement (the “Stockholders Agreement”) dated as of June 3, 2020, among the Issuer, the TA Stockholders (as defined therein), the Carlyle Stockholders (as defined therein) and the Founder Stockholders (as defined therein and which initially includes DO Holdings, HSKB Funds, LLC, and HSKB Funds II, LLC) and (ii) the Irrevocable Proxy (the “Irrevocable Proxy”) dated as of June 3, 2020, among the TA Stockholders, the Carlyle Stockholders, the Founder Stockholders and 22C (as defined therein, and together with the TA Stockholders, the Carlyle Stockholders and the Founder Stockholders, the “Other Parties”).

By virtue of DO Holdings being a party to the Stockholders Agreement and the Irrevocable Proxy, each of the Reporting Persons on this Schedule 13G may be deemed to be members of a “group,” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The share ownership reported for the Reporting Persons does not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by the Other Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY SCHUCK

February 10, 2023
(Date)

/s/ Henry Schuck
(Signature)

DO HOLDINGS (WA), LLC

February 10, 2023
(Date)

By: /s/ Henry Schuck
(Signature)
Name: Henry Schuck
Title: Chief Executive Officer

KIRK NORMAN BROWN

February 10, 2023
(Date)

/s/ Kirk Norman Brown
(Signature)